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P!NG
COFFEE, ENERGY DRINKS & MORE
WICKED
FAST
DRIVE
THRU

P!NG

The Wicked Fast Coffee Drive-Thru, powered by robotics and AI

pingthru.com N. Billerica, MA Robotics Food & Beverage

Highlights

1. 67% of orders from returning customers, even without a loyalty program yet
2. High customer satisfaction, earning 5-star customer reviews across the board
3. Robotics as a Service (RaaS) licensing model at <$200K per site enables rapid scaling

4. VC-backed. Raised $635K pre-seed round, including $100K grant from MassRobotics Accelerator

5. Recognized as one of the top 100 robotics start-ups to watch in the world by The Robot Report (2025)

6. Patent-pending technology includes height-adjusting windows and sensor-augmented geofence

7. Tiny footprint with low energy use, enhanced by solar power. No other utilities needed.

Featured Investor



Helen Greiner in Follow Invested $45,000

Co-founder, president, and chairman of iRobot, Helen led the development of the iconic Roomba and defense robots like PackBot. She later founded CyPhy Works to advance drone technology and was the CEO at Tertill, developing autonomous gardening robots.

"What impressed me most is the scalability. Low labor, small footprint, and high throughput means this model can expand rapidly and profitably. I love that this concept adresses the needs of busy people who just want a delicious cup of coffee fast."

Team



Jane Lo co-founder SPV Voting Proxy

Customer Experience analytics expert. Advisor to Fortune 500 execs, leading a team of data analysts at Forrester Research. Brand & product marketer at SharkNinja with launch of the first-ever Ninja Coffee Bar. UC Berkeley BAs, Booth MBA.



Rob Whitten co-founder

West Point grad, Army Infantry captain, systems engineer. Product development leader at iRobot, SharkNinja, and Amazon Robotics. Multiple patents in package sortation & created/led grocery robotics strategy. Owner/operator of Morning Salute food truck.

The Robotics Solution Disrupting the $50B Coffee Shop Market

People love coffee, but don't want to wait for it.

We've sat in far too many long and painful drive-thru lines with Rob's three daughters, receiving inaccurate orders with inconsistent customer service and tipping on top of it all. We set out to solve our own problem because it was clear: nothing about the drive-thru experience today actually works for people on the go.



DUTCH BROS
FOR LEASE
TRUCK ROUTE
Stuck in line. Burning gas.
Losing patience.
Order pressure
Rising prices
15-30 minute waits
10%-20% order inaccuracy
Worsening drink quality & customer service
Tipflation & tip fatigue
Communities affected by traffic and pollution
Resulting in
30% line balk
When customers see the long lines and leave without placing an order

The experience is so bad that 30% of customers see the long lines and keep on driving. That's $8B in lost sales due to line balk because drive-thru design hasn't kept up with demand.

It's also a struggle for coffee shops to hire and retain baristas, given labor

It's also a struggle for coffee shops to hire and retain baristas, given labor shortages. Understaffing leads to 10%-20% order inaccuracies and limited store hours. Labor issues such as minimum wage requirements and unionization (in Starbucks' case) are ongoing. Some locations of Dutch Brothers do upwards of $5M in average unit volume a year, yet require 45-50 employees at these locations to fulfill orders. The coffee shop's already slim margins are disappearing.


Line balk is an $8B opportunity
DRIVE THRU
"Long drive-thru lines are one of the number one reasons for not visiting Starbucks."
- Brady Brewer | former CMO, Starbucks
7 Brew prides itself on "serving guests very quickly. The convenience and speed help drive business and keep loyal guests coming back"
- Nicole Miller Regan | CEO, 7 Brew

Our communities lose out, too. Lines of idling cars not only produce carbon emissions and noise pollution and trash, they also block sidewalks, create parking issues for other businesses and customers, and back up on streets. This is what happens when drive-thru design is stuck in the 1950s.

The opportunity: speed = sales

Yet, drive-thru usage has never been higher, with up to 90% of sales now going through them, especially at drive-thru-only chains like Dutch Brothers and 7Brew. Scooter's Coffee did the math: a store that can shave off just ***one second*** of drive-thru wait time gains $30,000 more in additional annual sales.

The math is simple: faster service = more satisfied customers = more profit.

p!ng: Always fast, never furious

p!ng puts the speed and convenience into fast, delicious coffee and specialty beverages when you're on the go. Our high-throughput robotics and AI make p!ng the easiest way to pick up your pick-me-up. Every step of the experience is intentionally designed from easy ordering to effortless customization

is intentionally designed from easy ordering to effortless customization, predictive preparation and delivery, and memorable personal touches like custom AI-generated labels.

Order your favorite drink on our mobile app with one tap, drive to any pod, any time 24/7, and we'll make your customized drink fresh as you arrive. As you pull up, our window auto-adjusts to the height of your car window. All you have to do is grab your drinks and go!

Gone are the days of waiting in line, yelling your order at an intercom, scanning a QR code, or tipping for your morning brew. In fact, you'll never have to pull your phone out at pick up.


p!ng customer experience
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People are craving speed and innovation

Between our bootstrapped pilot and our newly launched, fully automated p!ng pod, the results are in:

Customers love the p!ng experience!

Although customers traveled from all over New England to experience p!ng firsthand, 67% of our orders during our 3-month pilot were from returning customers. Our super users came 30-35 times. They came back because we're not just a novelty – we're genuinely better.




P!NG
"Our beverages were **ready RIGHT when we pulled up**!! And they were delicious 😍 We will be repeat customers! Can't wait to see many more of these around town."
"I absolutely love p!ng coffee. Let me tell you, **WAY better than Starbucks.** They are my **absolute favorite coffee** in a 20 mile radius."

See how customers react to their first experience with p!ng:


All p!ng customer reactions with cc
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Watch on YouTube
11/20/2024 12:34:10 EST

Game-changing Technology

Our patent-pending, high-throughput system was designed for one purpose: to deliver the best experience. It's low CAPEX (capital expenditure) too, which gives us scaling advantages.

Highly customizable

Our mobile app was developed to be as frictionless as possible. No longer does it take 13 clicks to complete a simple order. p!ng offers customers customization across a wide range of modifications, and our app saves your favorite drink configurations for quick reordering, making your daily coffee

side quest a fast, effortless win.


11:54
P!NG
THE WAIT IS OVER
Hassle-free coffee has arrived.
No lines, no stress, no compromise.
Let's brew this
7:59
Iced Caramel Macchiato
$5.75
View Nutrition
Size
24 Oz
Quantity
1
Roast
Single Origin, Costa Rican (Medium)
Milk
Skim Milk
Sweeteners
Classic Syrups
Vanilla Syrup
$5.75 Add to Order

Each pod can make 360 drinks per hour. Each pod has 2 windows serviced by independent robotic workcells. This creates redundancy in case one window/workcell goes down, we can continue to serve customers.


p!ng Pilot
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First Autonomous Site


P!NG
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P!
Our technology delivers a super fast grab n' go experience
Robotics and AI
Easy-to-use mobile app
Instant ordering
Customer recognition system
Height-adjusting presentation windows
Machine learning vision system
Low capex, high throughput dispensing
AI-generated customer labels
Customer Benefits
Fresh, customized premium drinks
Pick up at any pod, any time, 24/7
No waiting, no scanning, no tipping
Served at exactly the right height
Drinks made in <15 seconds
Customer personalization
Experiential, not transactional

Our robotics "hot take"

Robotics should be reliable, pragmatic, cost-efficient and above all else, enhance the customer experience. Today's automated coffee kiosks use robotic arms with unnecessary degrees of freedom to move drinks around to specialized and expensive automated machines that use traditional grind & brew, resulting in coffee grinds and other waste. p!ng's drink-dispensing robots can be applied flexibly across drink categories and easily modified based on the season, beverage trends, and demand. p!ng's differentiation from other robotic coffee solutions is that our system is high-throughput, faster, more flexible, and lower cost.


P!
Don and his personal AI-generated label
DON
Emergency responders



Our robotics advantage: customer experience

By focusing on customer experience, we solve customer pain points that, in turn, drive business advantages. For example, our machine learning vision system adjusts our automated service windows to the height of the car window so customers can easily grab their drinks. During our pilot, we served 1500 drinks, and not one was spilled. We've successfully served many types of vehicles, from low sports cars to fire trucks.

Our business model


The p!ng advantage
Lower operating costs
Lower headcount & turnover
Higher throughput, increased sales
Reliable and consistent drink orders
Higher customer satisfaction & delight
New ways to personalize the experience and earn loyalty
Capture all drink occasions, 24/7

The unit economics

At scale, each p!ng pod generates:

- $500,000 average unit volume (AUV)
- 75% less occupancy and labor costs vs traditional coffee chains
- 4x the throughput

- 4x the throughput
- 3x the net margin
- 24/7 operation that captures all drink occasions in addition to morning rush and afternoon treat, meaning measurable incremental revenue

> **During our 3-month pilot, 67% of our orders were from returning customers, even without a loyalty program in place, and our super users came back 30-35x**

Hub and spoke support model

A centralized hub called a commissary supports 10 pods with maintenance, resupply, and 3D-printed parts on demand. Automated inventory monitoring systems will ensure pods are never short of supplies or serving expired inventory.

Disrupting real estate

The p!ng pod's ultra compact footprint breaks the mold of traditional retail store fronts. Because the pod's small 120 sq ft footprint is 10x less than that of a traditional suburban coffee shop, our pre-opening, occupancy, and utility costs are much lower. We require only a power hook-up, which is augmented with solar panels on the pod's roof. We don't need water, sewer, or a pad site. Pods can be placed in undermonetized sites that cannot accommodate traditional drive-thrus.

The RaaS Model: democratizing franchising

p!ng utilizes a simplified robotics-as-a-service licensing model where a licensee can get started with a $150K payment that secures their pod. A monthly fee covers pod maintenance and restock, which is provided by p!ng to ensure a high-quality customer experience, as well as continued innovation and upgrades to the pod, marketing, and site/real estate assistance. Licensees will be responsible for finding and securing locations, providing on-site customer service, and community marketing efforts such as organic social and partnerships. **Licensees and p!ng share profits.** Licensees will be rigorously vetted as part of the selection process, with customer experience KPIs that must be met. Our RaaS model allows us to maintain quality control of all pods.

There is opportunity for both large operators to buy packages of 5-10 pods, as well as for smaller entrepreneurs to run their own pods, thereby democratizing franchising for all. Today, the costs of setting up a Dunkin is $500K to $1.8M, making p!ng a far more accessible venture.


p!ng democratizes franchising

	DNKN	P!	Advantages
Initial Investment	$500,000 - $1,800,000	$150,000	Lower entry cost
Average unit volume (AUV)	varies, often higher	$500,000	Higher AUV possible with increased sales volume, 2 pods per site, and food add-ons
Net margin	traditional (~10%)	3x	Superior profitability
Labor cost	High	75% less	Dramatic cost savings
Footprint	1200 sq ft	120 sq ft	Real estate flexibility, significant occupancy cost savings

Paid licensee waitlist

We have a paid licensee waitlist with licensee interest coming from the US and internationally. Many of our licensees have owned and operated food and beverage companies, as well as restaurants, and understand the challenges within this space.

We invest occupancy and labor savings back into high-quality ingredients.

We've partnered with Cometeer, one of the world's best coffee technology companies, to bring our customers exceptional coffee. Precision-brewed and flash frozen, every cup is consistently delicious. Their extraction and storage process allows us to ensure we have no waste (nixing traditional grind & brew), which importantly gives us storage capacity advantages within the pod, tightening up our already small footprint.

Our teas, lemonades, and refreshers, for example, are also non-GMO and organic.

We believe our customers' money should go towards delicious, premium ingredients in their cup rather than fancy storefronts or high rents.

Beyond Drive-Thrus

Beyond Drive-Thrus

Beyond phase 1, we have a range of expansion plans for the brand, technology, and IP that will multiply the value of p!ng, including:

- **White label partnerships** with independent cafes and fast food chain. Many cafes and coffee shops have cult followings but cannot add a drive-thru to their existing retail location because of cost or physics, and small parking lots make it hard for their pick–up only patrons to stop in. Partnering with these small businesses to offload their demand benefits them by capturing additional sales and making the experience better for their customer. We serve as the platform to give them an extra advantage. Concurrently we see opportunities to work with large chains to modernize their drive-thru experience.
- **Mobile trailers** for festivals and concerts
- **Walk-up formats** for urban environments
- **Rural expansion** into coffee deserts where traditional shops can't survive economically


P!NG
P!NG
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The p!ng team

The founders

Our complementary experiences make us unstoppable. The technical expertise Rob gained from iRobot and Amazon Robotics and his food service background is balanced by Jane's customer experience (CX) and product/brand marketing experience. We first met working on the same product team at SharkNinja developing and launching kitchen appliances. We do a lot of customer testing and feedback analysis to ensure that customers find value in p!ng. We build fast too -- we launched our pilot in 8 months and designed and built our fully autonomous pod in 11 months.



P!
The p!ng team
massrobotics
ACCELERATOR
Rob Whitten | Technical co-founder
West Point & Infantry Officer
Package sortation & grocery automation, Amazon Robotics
Breakfast & coffee food truck owner
Product development, SharkNinja
Product development, iRobot
WEST POINT
U.S. ARMY
iRobot
Shark NINJA
BAE SYSTEMS
Jane Lo | Customer Experience co-founder
UC Berkeley & Chicago Booth MBA
Product & brand, SharkNinja
Brand & customer experience, Samsonite
Customer experience analytics, Forrester
CHICAGO BOOTH
FORRESTER
Shark NINJA
Samsonite
BOSTON 25 NEWS
YOUR LOCAL STATION
CURRENTS
DRACUT
FAIR 35°

Our backers: a deep bench of advisors, partners, and investors across robotics, real estate, and coffee franchising. Many former and current founders and operators who have been exactly where we are.



P!
Advisors & Investors
Key Advisors
Chris Norman
Former CTO iRobot, CyPhy Works, American Robotics
Henry Kirk
Software @ Apple
ex-Google, ex-Amazon
Mike Michaelis
Former VP of Development, Scooter's Coffee
Notable Investors
Helen Greiner
Co-founder of iRobot, CyPhy Works, Tertill
Andrew Goddard
Founder, Chairman
Goddard Technologies
Hiten Sonpal
CEO of RISE Robotics
hustle fund
POLSKY
Center for Entrepreneurship and Innovation
THE UNIVERSITY OF CHICAGO


Jim Sylvia
Former Real Estate
Development Officer for
Ahold USA, Stop & Shop, BJ's
Louis Cirignano
Real estate for
The Synergy Group
Oded Benyo
COO, Epsilon
Former CEO, Returnalyze

> "A quick pre-work coffee or a mid-day fruity tea are a **$100B category** growing faster than the rest of fast food."
>
> **Chris Kempczinski** | CEO, McDonald's

Why are we raising on WeFunder?

We're for Every Person

We used to pitch to venture capitalists who didn't understand the problem we were trying to solve. Some of them had assistants who would grab coffee for them and others had elaborate at-home setups to make espresso. But, many of our customers, partners, and supporters ask us how they can invest because they live the problems that we solve for every day, and they believe in what we're building and our mission. We'd love for our believers to be owners and share in the success of growing a brand that does things differently.

What our raise will go towards

We bootstrapped our pilot with $200,000 of our own savings, then raised a $635,000 pre-seed round (combo of equity and equity for services) to develop and launch a fully autonomous pod. We've run complex, multi-million dollar programs before and we've proven we are scrappy founders who achieve key milestones quickly and cost effectively.

P!

Raising $3M to scale regionally and lay the foundation to propel growth

Validation milestones
$365K AUV
4 sites in 2027

Speed to scale wins	*Operational excellence*	*Achieving growth*
Build & launch 3 more units	Build supporting infrastructure	Revenue through RaaS

within New England	for scale	licensing model
Increasing production capacity	*Amp up customer convenience*	*Lock in our rockstars*
Refine designs for contract manufacturing	**Continued app development including voice ordering**	**Key hires in engineering, customer service, technicians**

Forward-looking projections are not guaranteed.

Your investment will help us build three more pods in 2026 that will include all of our lessons learned from past builds. We'll use these pods as the foundation for our hub-and-spoke operational model so we're ready to scale up with our licensees in 2027. Like our current location, these pods will be placed in high-traffic commercial zones in the southern NH/northern MA area, allowing us to validate our hub-and-spoke-model.

We'll be focused on KPIs such as line speed, optimizing average unit volume per pod, and of course, customer experience-focused metrics such as net promoter score (NPS), customer satisfaction (CSAT), and other key metrics.

p!ng puts the customer at the heart of everything through scalable robotics. From day one, we've always wanted p!ng to stand for progress, accessibility, and customer service commitment.

Join us as we build the future of convenience - fast, effortless, and human-centered.


P!NG
COFFEE, ENERGY DRINKS & MORE
WICKED
FAST
Always Fast
Never Furious
pingthrucoffee
p!ng coffee
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